SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. __)


                        U.S. RESTAURANT PROPERTIES, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   902971-10-0
                                 (CUSIP Number)

                                Robert J. Stetson
                             5310 Harvest Hill Road
                                    Suite 270
                               Dallas, Texas 75230
                                 (972) 387-1487
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 15, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

             NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 6 Pages

CUSIP No.902971-10-0                SCHEDULE 13D            Page 2 of 5 Pages
-------------------------------------------------------------------------------



 1)    Names of Reporting Persons
       I. R. S. Identification Nos. of Above Persons (Entities Only)

       QSV PROPERTIES, INC.
       41-1541605

-------------------------------------------------------------------------------


 2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [  ]
                                                                      (b) [  ]
-------------------------------------------------------------------------------



 3)    SEC Use Only
-------------------------------------------------------------------------------



 4)    Source of Funds (See Instructions)
                                                     OO
-------------------------------------------------------------------------------



 5)    Check if Disclosure of Legal Proceedings is Required Pursuant
       to Item 2(d) or 2(e)                                               [  ]
-------------------------------------------------------------------------------



 6)    Citizenship or Place of Organization          DELAWARE
-------------------------------------------------------------------------------



       Number of     (7)  Sole Voting Power          1,875,000
       Shares        ----------------------------------------------------------
       Beneficially  (8)  Shared Voting Power              -0-
       Owned by      ----------------------------------------------------------
       Each          (9)  Sole Dispositive Power     1,875,000
       Reporting     ----------------------------------------------------------
       Person With   (10) Shared Dispositive Power         -0-
-------------------------------------------------------------------------------


11)    Aggregate Amount Beneficially Owned by Each Reporting
       Person                                                1,875,000
-------------------------------------------------------------------------------



12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                 [  ]
-------------------------------------------------------------------------------



13)    Percent of Class Represented by Amount in Row (11)     15.0%
-------------------------------------------------------------------------------



14)    Type of Reporting Person (See Instructions)            CO
-------------------------------------------------------------------------------

CUSIP No.902971-10-0                SCHEDULE 13D            Page 3 of 5 Pages
-------------------------------------------------------------------------------



ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D ("Statement") relates to the common stock, par value $.001 per share (the "Common Stock"), of U.S. Restaurant Properties, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 5310 Harvest Hill Road, Suite 270, Dallas, Texas 75230.

ITEM 2. IDENTITY AND BACKGROUND

         This Statement is filed by QSV Properties, Inc., a Delaware corporation (the "Reporting Person"). The Reporting Person was organized for the purpose of serving as the general partner of each of (i) U.S Restaurant Properties Master L.P., a Delaware limited partnership ("USRP"), and (ii) U.S. Restaurant
Properties Operating L.P., a Delaware limited partnership (the "Operating Partnership"). The principal office address and principal business address of the Reporting Person is 5310 Harvest Hill Road, Suite 270, Dallas, Texas 75230. The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five (5) years. The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding of any violation with respect to such laws during the last five (5) years.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On October 15, 1997, the Issuer succeeded to the operations of USRP through the merger (the "Merger") of USRP Acquisition, L.P., an indirectly wholly-owned Delaware limited partnership subsidiary of the Issuer, with and into USRP. The Merger was consummated to effect the conversion (the "Conversion") of USRP into a self-administered and self-managed real estate investment trust.

         In connection with the Conversion, the Reporting Person withdrew as managing general partner of each of USRP and the Operating Partnership effective as of October 15, 1997, and USRP Managing, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, was substituted as general partner of each of USRP and the Operating Partnership. In conjunction with such withdrawal, the Reporting Person (i) converted its interests in (a) its allocable share of income, profits, losses and distributions of the Operating Partnership as general partner thereof and (b) fees and disbursements for the acquisition and management of the Operating Partnership's properties (together, the "Operating Partnership General Partner Interest") payable to it pursuant to the terms of the partnership agreement of the Operating Partnership and (ii) converted its general partner interest in USRP (the "USRP Interest") (together with the conversion of its interests in the Operating Partnership described above, the "Termination") for 1,148,418 units of beneficial interest (the "OP Units") in the Operating Partnership and 126,582 shares of Common Stock, respectively, and as a result of such conversion will be eligible to receive additional consideration in the year 2000 (together, the "Acquisition Price"). The OP Units received by the Reporting Person in consideration of the Termination are exchangeable at any time for shares of Common Stock on a one-for-one basis.

CUSIP No.902971-10-0                SCHEDULE 13D            Page 4 of 5 Pages
-------------------------------------------------------------------------------




         In addition, the Reporting Person holds options (the "Options") to purchase 450,000 shares of Common Stock pursuant to an Option Agreement, dated March 24, 1995, by and between USRP and the Reporting Person, which Options were assumed by the Company pursuant to the Merger. All of the Options are fully vested and exercisable. The Options are excercisable at an exercise price of $10.33 per share. The Options are not transferable except by operation of law pursuant to a consolidation, merger, recapitalization or reorganization of the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION

         See Item 3.

         Except as set forth herein, the Reporting Person has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         At October 15, 1997, the Issuer had 12,531,531 shares of Common Stock outstanding.

         (a) Pursuant to Rule 13d-3, the Reporting Person owns beneficially 1,875,000 shares of Common Stock, which constitutes approximately 15.0% of the 12,531,531 shares of Common Stock outstanding as of October 15, 1997.

         (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,875,000 shares of Common Stock.

         (c) Other than the transactions described in this Statement, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                                              Page 5 of 5 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                        QSV PROPERTIES, INC.,
                                        a Delaware corporation


                                        By:    /s/ Robert J. Stetson
                                           ----------------------------------
                                             Robert J. Stetson, President